# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MERCER INTERNATIONAL INC., CIK 0001333274
CUSIP: 588056101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 700 West Pender Street, Suite 1120, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6C 1G8
Date of event which requires filing of this statement: 11/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002057190

## Reporting persons
- LM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,390,000; sole dispositive power 0; shared dispositive power 5,390,000; aggregate amount beneficially owned 5,390,000 (8% of the class)
  Comment: The percentage reported herein is calculated based on 67,018,033 shares of Common Stock outstanding as of November 3, 2026, as reported in the Form 10-Q filed by the Issuer on November 5, 2026.
- Daniel Lau: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,390,000; sole dispositive power 0; shared dispositive power 5,390,000; aggregate amount beneficially owned 5,390,000 (8% of the class)
  Comment: The percentage reported herein is calculated based on 67,018,033 shares of Common Stock outstanding as of November 3, 2026, as reported in the Form 10-Q filed by the Issuer on November 5, 2026.
- Christine Wai Gee Man: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,390,000; sole dispositive power 0; shared dispositive power 5,390,000; aggregate amount beneficially owned 5,390,000 (8% of the class)
  Comment: The percentage reported herein is calculated based on 67,018,033 shares of Common Stock outstanding as of November 3, 2026, as reported in the Form 10-Q filed by the Issuer on November 5, 2026.

## Item 1. Issuer
Name of issuer: MERCER INTERNATIONAL INC.
Address of issuer's principal executive offices: Suite 1120, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8

## Item 2. Person Filing
Name of person filing:
LM Asset Management Inc.

Daniel Lau

Christine Man

The reporting persons are filing this statement jointly, but not as members of a group. Each reporting person expressly disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the Common Stock except to the extent of that reporting person's pecuniary interest therein.
Address of principal business office or, if none, residence: 1640-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Citizenship: See Item 4 of the cover sheet for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- LM Asset Management Inc.: /s/ Daniel Lau, Director (11/10/2026)
- Daniel Lau: /s/ Daniel Lau, Reporting Person (11/10/2026)
- Christine Wai Gee Man: /s/ Christine Wai Gee Man, Reporting Person (11/10/2026)